FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Securities Registration Record N°0114

                                                                                                              Santiago, April 1 , 2014

                                                                                                              Ger. Gen. N° 54 /2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda N°1449

Santiago, Chile

Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 of Law 18,045 and the provisions of General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

The Board of Directors of Empresa Nacional de Electricidad S.A. in an ordinary meeting held on March 27, 2014, agreed to authorize the company to:

(i)                   invest US$ 661.5 million for the construction of the 150 MW Los Condores hydro project, which is located at the VII region of Chile. The Hydro Power plant will use the resources from the Laguna el Maule reservoir. The plant is expected to begin commercial operation in October 2018.

(ii)                 award the of civil works contract to the Ferrovial Agroman consortium.

(iii)                take hedges for currency and index risks associated to the main construction contracts.

(iv)               communicate this Significant event immediately upon assignment of the respective contract to the aforementioned consortium, to act as the main contractor of the project, which occurred on March 31 2014.

The Company’s possible investment effects are unquantifiable as of today.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 1, 2014